FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

3000 North Sam Houston Parkway East, Houston, Texas 77032

Phone 281.871.2699

September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell and Karina Dorin

RE:	Halliburton Company

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 4, 2022

File No. 001-03492

Ladies and Gentlemen:

Halliburton Company (the “Company” or “Halliburton”) hereby submits via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated August 25, 2022, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 4, 2022 (the “2021 Form 10-K”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comment #6 set forth in the Staff’s letter. Specifically, the Company requests that portions of its responses to Staff comment #6 set forth in the Staff’s letter that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under Rule 83.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses are preceded by the Staff’s comments for ease of reference.

2021 Form 10-K

General

1.

We note that you provided more expansive disclosure in your 2021 Annual & Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Annual & Sustainability Report.

Response: The disclosures in our 2021 Form 10-K and other Commission filings vary in scope to the disclosures in our 2021 Annual & Sustainability Report (the “ASR”) due to the different legal requirements, the varying purposes of the documents, investor expectations as to our 2021 Form 10-K (and other Commission filings), and stakeholder expectations as to the ASR.

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

We prepare the disclosures in our Commission filings, including climate-related matters, with reference to (i) Regulation S-K, (ii) the Commission’s general disclosure principle set forth in Rule 12b-20 of the Securities Exchange Act of 1934, as amended, providing that, in addition to the disclosures expressly required to be included in Commission filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures not misleading and (iii) the Commission’s guidance. As such, our Commission filings provide disclosures regarding a particular event, transaction, trend, uncertainty, risk, impact, or other matter if it is material to, or is reasonably likely to have a material impact on, our business, financial condition, or results of operations, taking into account the size, scope, and nature of our business.

In contrast, our ASR covers matters that we believe are of interest to various stakeholders, even when we do not believe such matters could reasonably be expected to be material to an investor. These disclosures are not limited to, and go beyond, the disclosure requirements of Regulation S-K and the Commission’s general disclosure principle set forth in Rule 12b-20 of the Securities Exchange Act of 1934, as amended. Our ASR is intended to provide a broad range of information to stakeholders, many of whom are not investors, that may be relevant to their particular interests or concerns. In addition, although most of these climate-related and other ESG matters are not (and have historically not been) material to, or reasonably expected to be material to, our business, financial condition, or results of operations, we believe that such matters are of interest to some of our stakeholders, which is why we have chosen to voluntarily disclose these matters. The contents of our ASR are informed by, among other things, our shareholder outreach and engagement program, the feedback we receive from those shareholders and our other stakeholders, such as our employees and customers, the Task Force on Climate-Related Financial Disclosures, as well as our review of similar disclosures of other public companies, including our peers.

Risk Factors, page 9

2.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as credit risks or technological changes.

Response: The Risk Factors section of our 2021 Form 10-K identifies a number of ways in which severe weather conditions, changing technology, and reductions in capital spending by our customers could materially impact our business, financial condition, or results of operations. We also face other risks, such as changing or softening demand, customer retention, attracting new customers and satisfying customer demands, and diminished demand for, or availability of, our services and products. However, we believe that climate change transition considerations are not the only source of these types of risks and, given the nature of our operations and the actions we are proactively taking to reduce greenhouse gas emissions and promote sustainability in our operations, are not more significant than other factors that give rise to these types of risks. With respect to future Commission filings, we will continue to assess whether risks attributable to climate change related developments present unique risks that are material to our business, financial condition, or results of operations.

In addition, as disclosed on page 22 of our 2021 Form 10-K, we set a goal in 2021 to achieve a 40% reduction in Scope 1 and 2 greenhouse gas emissions by 2035 from the 2018 baseline. Over this fourteen-year period, we will continue to use innovation and technology in our services and products that improve energy efficiency to achieve our goal. We believe that the biggest risk that we face in connection with our emissions reduction goal is the risk that we will be unable to innovate in a timely, cost-efficient manner, or at all, which may materially and adversely affect our business, financial condition, results of operations, or cash flows if our customers turn to other suppliers for these services and products. This risk, which is not unique to climate change, is described in our 2021 Form 10-K on page 10 under the caption “Risk Factors – Industry Environment Related” in the risk factor entitled “If we are not able to design, develop and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.”

We do not otherwise anticipate that any material credit risks or technological changes would arise from our emissions reduction goal and other risks listed above, although we will continue to evaluate that judgment as policy and regulatory changes and market trends evolve.

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response: We are not, and have not been, a party to any pending legal proceedings related to climate change that require disclosure under Item 103 of Regulation S-K, and we have no indications that there will be climate change related litigation involving the Company in the future. Therefore, we concluded it was not necessary to disclose potential litigation risk related to climate change in our 2021 Form 10-K, and do not anticipate such disclosure in our future Commission filings at this time. Nonetheless, as we evaluate our risk-factor disclosures in our future Commission filings, we will adjust them as necessary to reflect the potential for future litigation risks, changes in regulations, and risks of noncompliance with rules and regulations related to climate change.

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.

We note your goal to reduce your carbon footprint and the environmental impact of your operations on page 22 of your Form 10-K. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Response: As we strive to develop innovative new services and products, we aim to address a myriad of challenges facing our customers and the energy industry at large, including, among others, personnel shortages, safety, and cost efficiencies.    Environmental considerations, including energy efficiency, climate-related considerations, and sustainability matters, are also considered in planning our capital expenditures. However, we have not historically undertaken projects, or consequently made material capital expenditures, during the periods reported in our 2021 Form 10-K solely for climate-related reasons.

Our ongoing focus on efficient and reliable operations may lead to environmental and other benefits, including lessening the impact of our customers’ operations on the environment and lowering operating costs. For example, our NeoCem™ cement system reduces the amount of Portland cement that would otherwise be required in a wellbore isolation barrier. This cement system is not only more cost efficient for our customer than the traditional alternative, but also reduces the customer’s carbon footprint because of the air pollutants associated with the manufacturing and transportation of Portland cement. Another example of innovation that has resulted in a similar mix of benefits to our customers is our BaraHib™ Gold high-performance water-based drilling mud. This mud eliminates the need for containment, transportation, and treatment of oily cuttings onshore and has a longer run life than typical water-based fluids, resulting in significant cost savings to the customer. BaraHib™ Gold also contains fewer industrially produced materials, making it more sustainable for our customers. We also offer all-electric fracturing capabilities using our second-generation Zeus™ electric pumping unit, ExpressBlend™ electric blending system, eWinch™ electric wireline unit, and an electric Tech Command Center. All of this equipment can be run on electric power that is, either generated using natural gas or supplied by way of the electricity grid. This suite of tools decreases fuel costs for the customer, reduces noise significantly, reduces the footprint of operations, decreases non-productive time, and lowers emissions for both us and the customer.

In addition to these services and products, we are focused on using our existing technologies in renewable energy applications, which allows us to have a positive environmental impact without incurring significant innovation costs.

As disclosed in our Commission filings, we set a goal in 2021 to achieve a 40% reduction in Scope 1 and 2 greenhouse gas emissions by 2035 from the 2018 baseline. We are refining action plans to achieve this goal, and we may incur climate-related capital expenditures for projects in connection with such actions. For the periods covered by our 2021 Form 10-K, we did not incur any material capital expenditures solely for climate-related projects. To the extent any capital expenditures for climate-related projects in the future are material, we will provide appropriate disclosure (in accordance with applicable legal requirements) in our future Commission filings.

5.	To the extent material, please discuss the indirect consequences of climate-related regulation or business trends as they relate to your services and products, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods or services that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions (e.g., low-carbon solutions); and

•	any anticipated reputational risks resulting from your operations or products that produce material greenhouse gas emissions.

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

Response: In preparing our 2021 Form 10-K, we considered the indirect consequences of climate-related regulation and business trends on our business, financial condition, and results of operations and describe in our Form 10-K the types of impacts that climate-related regulation and business trends could potentially have on them in the future. For example, we disclosed on page 14 of the 2021 Form 10-K under the caption “Risk Factors – Laws and Regulations Related” in the risk factor entitled “Existing or future laws, regulations, treaties, or international agreements related to greenhouse gases, climate change, and alternative energy sources could have a negative impact on our business and may result in additional compliance obligations that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition,” that we are closely following developments in relation to the United States formally re-joining the Paris Agreement, though we noted that at the time of preparing the 2021 Form 10-K we could not predict how or when our business would be impacted as a result of any such developments. In addition, we disclosed on page 9 of the 2021 Form 10-K under the caption “Risk Factors – Industry Environment Related” in the risk factor entitled “Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition,” that an increased emphasis on decarbonization, including government initiatives to promote the use of renewable energy sources and public sentiment around alternatives to oil and gas, could affect the price of oil and natural gas and, as a result, demand for our services and goods. Fundamentally, however, oil and natural gas are global commodities, the prices of which are subject to large fluctuations in response to relatively minor changes in related supply and demand, market uncertainty, and a variety of other economic and political factors, including, among others: the ability or willingness of the Organization of Petroleum Exporting Countries to set and maintain oil production levels; the cost of, and constraints associated with, producing and delivering oil and natural gas; and weather conditions, natural disasters, and health or similar issues, such as pandemics or epidemics. We determined in preparing our Form 10-K that the consequences of climate-related regulation and business trends, including those listed in the Staff’s comment 5, did not have a material impact on our business, financial condition, or results of operations.

As described on page 22 of our 2021 Form 10-K, we pursue strategic initiatives around advancing cleaner, affordable energy, and using innovation and technology to reduce the environmental impact of producing oil and gas. We are continuing to develop and deploy low-carbon solutions to help oil and gas operators lower their current emissions profiles while also using our existing technologies in renewable energy applications. Although these actions are important to us, they have not been associated with material impacts related to the items listed in the Staff’s comment 5. We will continue to evaluate these initiatives and our other efforts toward achieving our public sustainability and emissions goals, together with the impacts of climate-related regulation or business trends, in preparing our future periodic reports, and will provide additional disclosure in future filings if those matters become or are reasonably expected to become material.

6.	We note your disclosure on page 10 of your Form 10-K regarding the effect of global climate change on weather conditions. If material, please revise your disclosure to include the following:

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods covered by your Form 10-K.

Response: Halliburton has experienced weather events such as hurricanes, tornadoes, hailstorms, flooding, and winter snow/ice storms in certain markets that impacted our operations. Each of these weather events has been local in nature and has affected only a subset of our markets. We have not sustained any weather-related events in the past three fiscal years that have had a material impact on our financial condition. For example, in the year ended December 31, 2021, we sustained damage from Hurricane Ida at Port Fourchon in Golden Meadow, Louisiana, with an estimated loss of approximately $[***] on a gross claim basis and approximately $[***] after insurance recoveries. For the year ended December 31, 2020, we

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

sustained damage from Hurricane Laura at our Westlake and Cameron, Louisiana locations, with an estimated loss of approximately $[***] on a gross claim basis and approximately $[***] after insurance recoveries. For the year ended December 31, 2019, we did not experience an extreme weather event that resulted in a reportable insurance claim for damage to our property or operations. Weather impacts typically result in temporary delays, such as short-term closures in the affected markets, with no long-term sustained impact. In addition, because the nature and timing of extreme weather events (such as increased frequency, duration and severity) are uncertain, it is not possible for us to estimate reliably the future financial risk to our operations caused by these potential physical risks.

We do not believe that weather-related impacts have affected our major customers or suppliers other than temporary delays in production that were limited to the affected markets or individual communities. Because weather-related disruptions are typically local in nature, we do not believe that a weather event is likely to impact the global supply chain in a material way.

We maintain property insurance coverage against weather-related risks in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable. We annually review our insurance coverage and no insurance provider has declined to renew property insurance coverage in any of the policy periods covered by our 2021 Form 10-K due to our loss history (weather-related or otherwise). Specifically, for the policy periods corresponding to the years covered by our Form 10-K, our property insurance premiums were: (i) for 2019, approximately $[***], (ii) for 2020, approximately $[***], and (iii) for 2021, approximately $[***]. In addition, our base deductible has been $[***] per occurrence over this period. We expect that our insurance premiums will continue to align with the market in future years.

7.

We note your disclosures on pages 13 and 14 of your Form 10-K regarding compliance with environmental laws and regulations. Please tell us about and quantify compliance costs related to climate change for each of the periods for which financial statements are presented in your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response: Although we incur costs related to compliance with government regulations and other regulatory requirements, we have not to date incurred any direct or indirect compliance costs related to climate change. For example, and as noted in our 2021 Form 10-K on pages 13-14, we incur compliance costs associated with regulatory requirements concerning, among others, the containment and disposal of hazardous substances, oilfield waste, and other waste materials, but we view these costs as health, safety, and environmental compliance costs rather than climate-related or climate-focused costs. Although we expect that our compliance costs related to climate change will increase in the future due to increased climate regulation, we are unable to quantify such compliance costs with any reasonable degree of precision at this time. To the extent that we incur increased compliance costs related to climate change that are material and separately quantifiable in future years, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such increased costs in our future Commission filings.

8.

If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, or results of operations. Please ensure you provide quantitative information with your response for each of the periods covered by your Form 10-K and for any future periods.

Response: In fiscal year 2021 (and in prior fiscal years), Halliburton did not purchase or sell any carbon credits or offsets. Currently, Halliburton has not included amounts for the purchase or sale of carbon credits or offsets in its 2022 annual budget and does not presently anticipate doing so in future periods. To the extent in any future fiscal year or fiscal quarter thereof our purchases or sales of carbon credits or offsets are material to our business, financial condition, or results of operations, we will provide appropriate disclosure in accordance with applicable legal requirements regarding such transactions.

* * * * *

FOIA Confidential Treatment Requested by

Halliburton Company

Pursuant to 17 C.F.R. § 200.83

If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

HALLIBURTON COMPANY

By:	/s/ Eric J. Carre
Eric J. Carre
Executive Vice President, Chief Financial Officer

cc: Baker Botts L.L.P.